SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.

                                   FORM U-6B-2

                           Certificate of Notification

                              Filed by a registered
                               holding company or
                               subsidiary thereof
                                pursuant to Rule
                               20(d) adopted under
                               the Public Utility
                               Holding Company Act
                                    of 1935.

                      South Carolina Electric & Gas Company
                                  (the Company)

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

     1. Type of security or securities.

           Guaranty of South Carolina Fuel Company, Inc.'s 364-Day Credit Agreement for a revolving credit facility (Credit Agreement)

     2. Issue, renewal or guaranty.

            Guaranty

     3. Principal amount of each security.

           The principal amount of the security will vary over time as borrowings are made but shall not exceed in the aggregate $125 million at any one time outstanding.

     4. Rate of interest per annum of each security.

           Not Applicable

     5. Date of issue, renewal or guaranty of each security.

           December 17, 2002

     6. If renewal of security, give date of original issue.

           Not Applicable

     7. Date of maturity of each security.

           December 16, 2003

     8. Name of persons to whom each security was issued, renewed or guaranteed.

          Wachovia Bank, National Association; Bank of America, N.A.; SunTrust Bank; Regions Bank; Branch Banking and Trust Co. of South Carolina; Carolina First Bank as lenders with Wachovia Bank, National Association as administrative agent.


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9. Collateral given with each security, if any.

           Not Applicable

     10. Consideration received for each security.

           Not Applicable

     11. Application of proceeds of each security.

            If and when drawn, funds provided under the guaranty will be used to repay borrowings of South Carolina Fuel Company, Inc. under its Credit Agreement.

     12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

            a. the provisions contained in the first sentence of Section 6(b)

            b. the provisions contained in the fourth sentence of Section 6(b)

            c. the provisions contained in any rule of the commission other than
               Rule 48 X

     13.    If the security or securities are exempt from the provisions of
            Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

           Not Applicable

     14.    If the security or securities are exempt from the provisions of
            Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

           Not Applicable

     15.    If the security or securities are exempt from the provisions of
            Section 6(a) because of any rule of the Commission other than Rule 48 designate the rule under which exemption is claimed.

           Rule 52


                                South Carolina Electric & Gas Company


                                By:      s/James E. Swan, IV
                                         -----------------------------------
                                         James E. Swan, IV
                                         Controller

Dated:    December 20, 2002